[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

June 14, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:         Mara L. Ransom
Jennifer Lopez

Re:	Active Power, Inc.
Registration Statement on Form S-3
File No. 333-188242

Ladies and Gentlemen:

On behalf of Active Power, Inc. (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated June 6, 2013 relating to the Company’s Registration Statement on Form S-3.

If you should have any questions regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

If the Staff has no further comments on the filing, the Company is prepared to submit an acceleration request with respect to the registration statement.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta, Esq.

Enclosure

ACTIVE POWER, INC.
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENT AS SET FORTH IN THE STAFF’S LETTER
DATED JUNE 6, 2013

This Memorandum sets forth the response of Active Power, Inc. (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated June 6, 2013.

This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff’s comment in bold typeface before its response.

Registration Statement on Form S-3 (the “Registration Statement”)

Prospectus Cover page

1.	We note your reponse to comment 1 in our letter dated May 22, 2013, indicating that the Company is relying on General Instruction I.B.6. As previously requested, please revise your prospectus cover page to provide the disclosure required by Instruction 7 to General Instruction I.B.6. Please note that your possible future reliance upon Instruction 3 to General Instruction I.B.6 does not preclude the disclosure required by Instruction 7 to General Instruction I.B.6, given your current reliance upon the latter subsection. For guidance, please refer to Securities Act Release No. 33-8878 (December 19, 2007).

Response to Comment No. 1

In response to the Staff’s comment, the Company will add the following disclosure to the cover page of the prospectus that it will file pursuant to Rule 424(b)(3) following the effectiveness of the Registration Statement.

As of May 31, 2013, the aggregate market value of our common equity held by non-affiliates was approximately $66.7 million based on the closing price of our common stock of $4.30 per share and the number of outstanding shares held by non-affiliates of 15,518,624.  For purposes of the foregoing, the number of shares held by non-affiliates excludes all shares held by our executive officers and directors and any holder of 10% or more of our outstanding common equity.   We have not offered and sold any securities in a primary offering pursuant to Instruction I.B.6 of the general instructions to Form S-3 during the period of 12 calendar months immediately prior to and including the date of this prospectus.